EXHIBIT 99.1

Aeterna Zentaris Receives European Marketing Clearance for Macimorelin

CHARLESTON, S.C., Jan. 16, 2019 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX: AEZS) announced that the European Medicines Agency (EMA) has granted marketing authorization for macimorelin, an orally available ghrelin agonist, for diagnosis of adult growth hormone deficiency (AGHD). The approval came following the Committee for Medicinal Products for Human Use (CHMP) positive opinion of macimorelin on November 15, 2018.

 “Clinical studies have demonstrated that macimorelin is safer and much simpler to administer than the current methods of testing for insulin-induced hypoglycemia, and is well-tolerated by patients and reliable in diagnosing the condition,” said Dr. Christian Strasburger, the Head of Clinical Endocrinology at Charité Unversitaetsmedizin Berlin and the principal investigator for macimorelin. “Both patients and healthcare-providers will undoubtedly welcome the general availability of macimorelin and I believe that macimorelin will become the generally accepted new reference procedure for diagnosing adult growth hormone deficiency.”

AGHD may occur in an adult subject who has a history of childhood onset growth hormone deficiency (GHD) or may occur during adulthood as an acquired condition. Considering a population of 510 million for the European Community, research based on incidence prevalence suggests that at least 35,000 adults could be afflicted with GHD.

 “The EMA approval of macimorelin further validates the value of the product and will assist in our efforts to create value for our shareholders from macimorelin,” said Michael V. Ward, Chief Executive Officer, Aeterna Zentaris.

About Macimorelin

Macimorelin stimulates the secretion of growth hormone from the pituitary gland into the circulatory system.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an oral ghrelin receptor agonist, to be administered in the diagnosis of patients with adult growth hormone deficiency. Aeterna Zentaris is a party to a license and assignment agreement with a subsidiary of Novo Nordisk A/S to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. For more information, visit www.zentaris.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption "Key Information - Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements.  Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize  or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions.  Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties.  Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contact:

Michael V. Ward
Chief Executive Officer
Aeterna Zentaris Inc.
IR@aezsinc.com
843-900-3201